# NEWS

# DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca



[redacted] September 13, 2005



CT: Gordon Forstner 905 548-7200 ext. 2200

## DOFASCO ISSUES THIRD QUARTER EARNINGS ADVISORY

**Hamilton, Ontario:** Dofasco Inc. announced today that it expects its consolidated earnings for the third quarter of 2005 to be significantly lower than the range of estimates published by investment firms which cover the company.

Current analyst estimates of Dofasco's consolidated third quarter earnings range from $0.54 to $1.21 per common share. Based on current market conditions and the company's outlook for the remainder of the quarter, Dofasco anticipates earnings to be well below the surveyed analyst range.

In its second quarter earnings release, Dofasco provided guidance that third quarter earnings would be significantly lower than the results achieved in the second quarter. For the first two months of the third quarter, revenue from Hamilton operations has decreased significantly, driven by lower spot pricing and the negative impact of the stronger Canadian dollar. In addition, shipments for the quarter-to-date were below the company's previous expectations due to continued customer inventory draw down and lower production levels resulting from some short-term operating interruptions which have been resolved. Cost per ton is now expected to be higher than in the second quarter because of the lower production levels and the increased usage of purchased slabs which were bought at the peak of the market. The current expectation is that Hamilton will post a small loss for the quarter. At Gallatin, our previous guidance for a lower third quarter remains the same.

Quebec Cartier Mining (QCM) is operating at the level anticipated at the time of acquisition, and cash flow is in line with forecasts. However, the process of allocating the purchase price to QCM's assets and liabilities for accounting purposes is currently expected to result in Dofasco's earnings per share being positively impacted by QCM's earnings for approximately four weeks as compared to the six week period originally estimated.

Dofasco's President and CEO Don Pether said, "We are seeing positive indications looking forward on market pricing and have been making a concerted effort to mitigate pressures on the cost side. Under these conditions, we expect improvement in the fourth quarter."

No further comment on the company's earnings will be made until the release of Dofasco's third quarter results on Monday, October 31, 2005 at 9:00 a.m. Following the release, an analysts' meeting and conference call will be hosted at the Toronto Stock Exchange at 11:00 a.m. on October 31, 2005 and will be broadcast live on the internet from the Investors section of the company's website at www.dofasco.ca.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

*This News Release contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2004 Annual Report and the Quarterly Reports to Shareholders for the periods ended March 31, 2005 and June 30, 2005. This News Release has been reviewed by the Audit Committee of Dofasco's Board of Directors.*